December 21, 2011

VIA EDGAR AND ELECTRONIC MAIL

Stephanie L. Hunsaker

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	Wells Fargo & Company
Forms 10-Q for Fiscal Quarters Ended
June 30, 2011 and September 30, 2011
Filed August 5, 2011 and November 8, 2011
File No. 001-02979

Dear Ms. Hunsaker:

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated December 13, 2011, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses. Defined or abbreviated terms used in this response but not defined herein shall have the definitions assigned in the Form 10-Q for the quarter ended September 30, 2011.

General

1.

We have become aware through various news reports that you may have accessed various Federal Reserve and Federal Deposit Insurance Corporation sponsored funding programs during 2008 and 2009, including the Term Auction Facility (TAF), the Commercial Paper Funding Facility (CPFF), the Temporary Liquidity Guarantee Program (TLGP), the Primary Dealer Credit Facility (PDCF) and the Term Securities Lending Facility (TSLF). We note from your disclosures during these periods that you appear to disclose the participation in the TLGP, along with the amounts of borrowing outstanding as of the balance sheet dates for this program, but you do not appear to have provided any discussion about certain other programs that were in existence at this time, such as the TAF, CPFF, PDCF and TSLF. To the extent that you had borrowings

Stephanie L. Hunsaker

December 21, 2011

under any of these programs during those periods, please tell us how you concluded that quantitative and qualitative disclosure about your participation in these programs was not required. Additionally, please provide your analysis as to whether you believe that any participation in these programs constituted a form of federal financial assistance, such that additional disclosure may have been required as to the effects of this assistance on your financial condition and results of operations pursuant to the guidance in FRC 501.06.c. Effects of Federal Financial Assistance Upon Operations.

Wells Fargo response:

Wells Fargo did not participate in the Commercial Paper Funding Facility (CPFF), Primary Dealer Credit Facility (PDCF) or Term Securities Lending Facility (TSLF). Moreover, we did not participate in the Term Asset-Backed Securities Loan Facility (TALF), nor did we access the Federal Reserve’s discount window for liquidity purposes during 2008 and 2009.

We did participate in the Term Auction Facility (TAF) during 2008 through August 2009. TAF was established by the Federal Reserve in December 2007, and represented one of several sources of competitive, low-cost short term funding available to us. TAF involved market pricing based on auctions conducted by the Federal Reserve that included multiple market participants. At December 31, 2008, our short-term borrowings under TAF totaled $72.5 billion, which included $40 billion of TAF borrowings by Wachovia Corporation at the time of acquisition. However, the TAF borrowings were classified differently in the legacy Wells Fargo and Wachovia accounting systems (which had not been integrated as of the time the 2008 Form 10-K was prepared), which resulted in our reporting of $32.5 billion of the TAF borrowings in the “Commercial paper and other short-term borrowings” line item, and the $40 billion of Wachovia TAF borrowings reported in the “Federal funds purchased and securities sold under agreements to repurchase” line item of Note 13 (Short-Term Borrowings) in our 2008 Form 10-K. Despite the accounting systems difference, our management did not distinguish TAF from other sources of short-term borrowings, such as federal funds purchased, commercial paper or securities sold under repurchase agreements, because TAF represented one of the various similar sources of short-term market-based funding at the time. We ceased participating in TAF in August 2009 due to our post merger increase in deposit balances and overall reduction in short term borrowings.

We believe FRC 501.06.c does not apply to us because we have not entered into any federally assisted acquisitions or restructurings; in fact, our acquisition of Wachovia was specifically structured not to receive federal financial assistance. In addition, we do not believe that participation in the referenced programs constituted a form of federal financial assistance within the scope of FRC 501.06.c. Our participation in these federal programs was not “intended to make the surviving financial institution a viable entity.” We were a viable entity regardless of whether we participated in the programs. Further, our participation in the programs did not have the characteristics of the examples in FRC 501.06.c, as participation did not provide: yield maintenance assistance; indemnification against certain loss contingencies; the purchase of equity securities for cash or a note from a federal agency; or arrangements designed to insulate us from the economic effects of problem assets. Regardless of our belief that participation in the referenced programs did not constitute a form of federal financial assistance, our participation in

Stephanie L. Hunsaker

December 21, 2011

the referenced programs did not materially affect, and was not reasonably likely to have a material future effect upon our financial condition or results of operations. Therefore, FRC 501.06.c did not require us to make any additional disclosure as to the effects of this participation on our financial condition and results of operations.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Risk Factors, page 57

Effective liquidity management, which ensures that we can meet…, page 58

2.	In future filings, please expand your risk factor disclosure to explain any adverse impact that recent downgrades of your credit ratings have had on your ability to access the capital markets and funding costs. Please also disclose what credit agencies have issued downgrades or a negative watch to you. Furthermore, please disclose the additional collateral or other obligations that have been required as a result of the downgrades and that may be required as a result of additional one and two notch downgrades in your credit ratings. We note that some of this information is contained in note 12 to the financial statements in your Form 10-Q filed on November 8, 2011 and believe this information should be included in the risk factor discussion as it will assist an investor in understanding the risk and potential consequences.

Wells Fargo response:

In response to the Staff’s comment, the following is a draft of expanded risk factor disclosure relating to our credit ratings, substantially as it would appear in our future filings, to the extent the risks are required to be disclosed pursuant to Item 503(c) of Regulation S-K:

On September 21, 2011, Moody’s Investors Service, Inc. downgraded the long-term senior debt ratings of the Parent and Wells Fargo Bank, N.A. (“Wells Fargo Bank”) one notch to A2 and Aa3, respectively, based on its determination that, as a result of the Dodd-Frank Act, the U.S. government is less likely to support systemically important financial institutions, if needed, than during the financial crisis. The short-term debt ratings of the Parent and Wells Fargo Bank were affirmed at Prime-1. Moody’s outlook on the Parent’s and Wells Fargo Bank’s long-term senior debt ratings is negative based on the possibility that Moody’s may further reduce its assumptions about the likelihood of systemic support for systemically important financial institutions. On November 29, 2011, Standard & Poor’s Ratings Service downgraded the long-term senior debt ratings of the Parent and Wells Fargo Bank one notch to A+ and AA-, respectively, following changes in Standard & Poor’s ratings criteria for the global banking industry. Standard & Poor’s also reduced the Parent’s short-term debt rating one notch to A-1, affirmed Wells Fargo Bank’s short-term debt rating at A-1+, and maintained a negative outlook on the Parent’s long-term debt. On December 15, 2011, Fitch, Inc., the third primary credit ratings agency, affirmed both the Parent’s and Wells Fargo Bank’s long-term senior debt ratings and short-term debt ratings at AA- and F1+, respectively, and maintained a stable watch on those ratings.

Stephanie L. Hunsaker

December 21, 2011

Although the availability and cost of funding are influenced by credit ratings, to date the Moody’s and Standard & Poor’s ratings downgrades described above have not adversely affected our ability to access the capital markets or fund our operations. In addition to credit ratings, which are based on the ratings agencies’ analysis of many quantitative and qualitative factors, such as our capital adequacy and the level and quality of our earnings, our borrowing costs are affected by various other external factors, including market volatility and concerns or perceptions about the financial services industry generally. To date, we do not believe there has been any meaningful change in our borrowing costs specifically relating to the ratings downgrades. In addition, reductions in our credit ratings do not cause us to violate any of our debt covenants. There can be no assurance, however, that more severe credit ratings downgrades in the future would not materially affect our ability to borrow funds and borrowing costs.

Downgrades in our credit ratings also may trigger additional collateral or funding obligations which could negatively affect our liquidity, including as a result of credit-related contingent features in certain of our derivative contracts. The recent Moody’s and Standard & Poor’s ratings downgrades have not triggered, and additional one and two notch downgrades in our credit ratings would not be expected to trigger, a material increase in our collateral or funding obligations. However, in the event of a more severe credit rating downgrade of our long-term and short-term credit ratings, the increase in our collateral or funding obligations and the effect on our liquidity could be material. For information regarding additional collateral and funding obligations required of certain derivative instruments in the event our credit ratings were to fall below investment grade, see Note 16 (Derivatives) to Financial Statements in our 2011 Form 10-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Risk Management – Credit Risk Management, page 20

Table 25: Analysis of Changes in TDRs, page 40

3.	We note your TDR rollforward and the line items “Inflows” and “Outflows.” Please tell us and revise future filings to disclose a description of each line item. In your response, state whether “Outflows” include the removal of a TDR with an outstanding balance from TDR designation.

Wells Fargo response:

Substantially all TDR inflows are due to new TDRs. Some increases occur for existing TDRs where we had commitments to lend additional funds. TDR outflows consist predominately of charge-offs, foreclosures, pay downs, and sales. We continue the TDR classification and accounting for the life of TDR loans unless they meet the exception provisions of ASC 310-40-50-2, which rarely occurs. Through the date of this response we have only removed four loans from TDR status in 2011 totaling approximately $55 million. We will revise our future filings to expand our explanation of TDR inflows and outflows.

Stephanie L. Hunsaker

December 21, 2011

Note 1: Summary of Significant Accounting Policies, page 67

4.	We note your disclosure on page 68 regarding the private forward repurchase contract. Please respond to the following:

•	tell us the business reasons for entering into this type of contract;

Wells Fargo response:

As discussed on page 53 of the Form 10-Q, we submitted a capital plan for 2011 to the FRB that included proposed capital actions, including common stock dividends, share repurchases and trust preferred securities redemptions. Pursuant to FRB supervisory guidance, the submitted capital plan specified our proposed capital actions for each quarter of 2011. Following the FRB’s non-objection to our capital plan, a fixed dollar amount was available per quarter for our share repurchases in 2011. Given the finite amount of quarterly share repurchase authority, we analyzed a number of different structured repurchase transaction options that would enhance the economic benefit and efficient use of those finite dollars, ensure the quarterly allocation was spent in the applicable quarter, and complement our open market share repurchase strategies.

We entered into the forward repurchase contract referenced on pages 53 and 68 of the Form 10-Q because we believed the characteristics of that transaction suited the purposes discussed above. For example, the up-front purchase price assured third quarter payment, satisfying our quarterly capital plan allocation. In addition, that structure included a $1.00 per share discount to the arithmetic average of our Rule 10b-18 volume-weighted average common share price (“VWAP”) for the trading days in the transaction’s valuation period. The counterparty provides the per share discount for its ability to settle prior to the contract’s maximum 3-month expiration. Finally, when the transaction was entered into, we believed the contract’s pricing provided an attractive economic alternative compared to pricing we might otherwise realize in open market repurchases during the same period, which would include brokerage commissions.

•	provide your accounting analysis under ASC 815-40 supporting permanent equity treatment for this arrangement; and

Wells Fargo response:

During third quarter 2011, we entered into a freestanding, three month, private forward repurchase contract to acquire the Company’s common stock. In exchange for a payment of $150 million at the inception of the contract, we received a variable number of shares at the contract settlement date. The number of shares received was based on our VWAP over the contract term. The contract required settlement in common shares unless certain events occurred, in which case, we had the option to receive cash or shares. The counterparty had the option to accelerate the contract settlement by delivering shares prior to contractual maturity. The contract also contained exercise contingencies that provided for an automatic acceleration or optional extension by the counterparty of the contract settlement date.

Stephanie L. Hunsaker

December 21, 2011

The forward repurchase contract did not require asset or liability recognition under ASC 480 or ASC 815-10 because it was a fully prepaid forward contract and therefore did not require the Company to transfer assets or issue equity shares at settlement. As such, we evaluated the contract under ASC 815-40, which applies to freestanding financial instruments that are indexed to, and potentially settled in, an entity’s own stock. Under ASC 815-40, the forward repurchase contract may be classified as equity if the contract is both indexed to our stock and does not permit the counterparty to settle all or a portion of the contract in cash.

To determine whether the forward repurchase contract was indexed to our common stock, we evaluated the contract’s exercise contingencies and settlement provisions. The exercise contingencies were only based on unobservable events, such as the counterparty’s violation of securities laws or certain contract terms, or the delisting, merger or nationalization of the Company. Potential adjustments to the contract settlement amount solely related to changes in variables that would be inputs to the fair value of a fixed-for-fixed option on equity shares, and were included in the contract solely to preserve the fair value of the transaction to the counterparty in the event that the share price was impacted by corporate events such as spin-offs or stock-splits during the term of the contract. Accordingly, we determined the forward repurchase contract was indexed to our common stock.

Regarding the cash settlement provisions of the contract, there were no scenarios that provided the counterparty with the option to deliver cash in lieu of shares to the Company. The contract required settlement in shares except upon the occurrence of an exercise contingency that requires contract termination. The occurrence of such an event provided only the Company with the option to receive cash or shares to settle the excess of the $150 million contract price over the value of the shares acquired by the counterparty from the open market prior to contract termination.

Accordingly, we recognized the forward repurchase contract as a reduction to permanent equity. We initially measured the contract at a fair value of $150 million. Subsequent changes in fair value were not recognized as the contract met the requirements for permanent equity classification throughout the duration of the contract. At the settlement date, our common shares outstanding were reduced by the amount of shares received and the repurchase recorded as treasury stock.

•	provide a sample calculation as to how the terms of the forward repurchase contract operates upon settlement.

Wells Fargo response:

The forward repurchase contract referenced in the Form 10-Q settled on November 21, 2011. At settlement, the counterparty delivered to the Company 6,252,840 shares of the Company’s common stock. This share settlement amount was based on the quotient obtained by dividing (a) the $150,000,000 purchase price, by (b) $23.9891, which represents the arithmetic average of the 10b-18 VWAP for each trading day during the period from August 17, 2011 to November 16, 2011 ($24.9891 per share) minus the $1.00 per share discount.

Stephanie L. Hunsaker

December 21, 2011

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,

/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	John G. Stumpf, Chairman, President and Chief Executive Officer
Timothy J. Sloan, Senior Executive Vice President and Chief Financial Officer